UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 30)*

The St. Joe Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

790148100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 5966 South Dixie Highway, Suite 300 South Miami, FL 33143 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,742,991

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

21,150,048

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
21,150,048

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.2%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,561,700

8.	SHARED VOTING POWER

19,742,991

9.	SOLE DISPOSITIVE POWER

1,561,700

10.	SHARED DISPOSITIVE POWER	[_]

21,150,048

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
22,711,748

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.9%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,742,991

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

19,742,991

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
19,742,991

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.8%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	790148100

Item 1.	Security and Issuer.

The name of the issuer is The St. Joe Company (the "Issuer"). The address of the Issuer's offices is 130 Richard Jackson Boulevard, Suite 200, Panama City Beach, Florida 32407. This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), The Fairholme Fund and The Fairholme Allocation Fund, each a series of Fairholme Funds, Inc., a Maryland investment company (the "Fund") and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

The principal business address of the Reporting Persons is 5966 South Dixie Highway,

Suite 300 South Miami, FL 33143.

Bruce R. Berkowitz is the chief investment officer of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on April 26, 2017.

Item 5.	Interest in Securities of the Issuer.

(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 21,150,048 Shares (36.2%) of the Issuer, the Fund may be deemed to be the beneficial owner of 19,742,991 Shares (33.8%) of the Issuer and Mr. Berkowitz may be deemed to be the beneficial owner of 22,711,748 Shares (38.9%) of the Issuer, based upon the 58,372,040 Shares outstanding as of July 24, 2023, according to the Form 10-Q filed by the Issuer on July 26, 2023. Of the 19,742,991 Shares deemed to be beneficially owned by the Fund, 19,394,724 are owned by the Fairholme Fund and 348,267 are owned by The Fairholme Allocation Fund, each a series of the Fund.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 1,561,700 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 19,742,991 Shares, the Fund has the shared power to vote or direct the vote of 19,742,991 Shares and Mr. Berkowitz has the shared power to vote or direct the vote of 19,742,991 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Mr. Berkowitz has the sole power to dispose or direct the disposition of 1,561,700 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 21,150,048 Shares, the Fund has the shared power to dispose or direct the disposition of 19,742,991 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 21,150,048 Shares to which this filing relates.

The transactions effected in the Shares since the last Schedule 13D submitted by the Reporting Persons on August 1, 2023 are set forth in Exhibit B and each transaction was an open-market transaction.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 26, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since the last Schedule 13D submitted by the Reporting Persons on August 1, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2023
(Date)
Fairholme Capital Management, L.L.C.

By: /s/ Erica K. Kapahi
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Erica K. Kapahi
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Erica K. Kapahi
Chief Compliance Officer Fairholme Capital Management, L.L.C.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A dated August 17, 2023 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

August 17, 2023
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Erica K. Kapahi
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Erica K. Kapahi
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Erica K. Kapahi
Chief Compliance Officer Fairholme Capital Management, L.L.C.

LIMITED POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned constitutes and appoints Erica K. Kapahi, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as the controlling person of the sole member of Fairholme Capital Management, L.L.C., for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 9th day of April, 2020.

Fairholme Capital Management, L.L.C.

By: Fairholme Holdings, LLC, Sole Member

By: /s/ Bruce R. Berkowitz
Bruce R. Berkowitz, Controlling Person

Exhibit B

Transactions In Shares By Accounts Advised By Fairholme Capital Management, L.L.C.

Date	Action	Shares	Price
8/2/2023	SELL	96,200	$ 62.38
8/3/2023	SELL	77,600	$ 61.16
8/4/2023	SELL	100,700	$ 60.72
8/7/2023	SELL	46,900	$ 61.57
8/8/2023	SELL	66,200	$ 62.58
8/9/2023	SELL	49,600	$ 63.13
8/10/2023	SELL	41,400	$ 62.39
8/11/2023	SELL	44,400	$ 62.95
8/14/2023	SELL	50,200	$ 62.23
8/15/2023	SELL	31,200	$ 61.11
8/16/2023	SELL	30,900	$ 61.15
8/17/2023	SELL	2,900	$ 61.02